

August 30, 2010

Mr. Javier G. Gutiérrez
President and Chief Executive Officer
Ecopetrol, S.A.
Carrera 7 No. 37-69
Bogota, Republic of Colombia

>   **Re: Ecopetrol, S.A.**
>   **Form 20-F**
>   **Filed July 15, 2010**
>   **File No. 1-34175**

Dear Mr. Gutiérrez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F, filed July 15, 2010

General

1.   Please tell us what consideration you have given to providing disclosure regarding climate change matters. See SEC Release No. 33-9106, Commission Guidance Regarding Disclosure Related to Climate Change.

2.   We note under "Restrictions on banks and corporations" on page F-26 that a payment of $98,477 made by you to the Neuro Science Center of Cuba is currently being withheld by ABN Bank as part of the U.S. embargo against Cuba and OFAC regulations. Please tell us what the payment was for, the date you incurred the payment obligation and the date of the activity that is the basis for the payment obligation.

3.   We note June and September 2009 news articles reporting that you signed agreements with the Cuban government to explore for oil in Cuba and waters controlled by Cuba. We note a May 2003 news article reporting that you signed an agreement with Joshi Technologies, an Iranian company for oil exploration in Columbia.

We also note 2008, 2009 and 2010 news articles reporting that you signed agreements with a unit of Turkish Petroleum Corporation and Emerald Energy which have projects and/or assets in Iran, Syria and Sudan.

Iran, Syria, Sudan and Cuba are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K includes only limited information about contacts with Cuba and does not include disclosure regarding contacts with Iran, Syria or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, and any past, current, or anticipated contacts with Iran, Syria and Sudan, whether through subsidiaries, resellers, distributors or other direct or indirect arrangements. Your response should describe any services or products you have provided to Cuba, Iran, Syria or Sudan and any agreements, commercial arrangements, or other contacts you have had with the governments of Cuba, Iran, Syria or Sudan, or entities controlled by these governments.

4.   Please discuss the materiality of your contacts with Cuba, and any contacts with Iran, Syria and Sudan, described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

Our deep water drilling operations carried out by us, page 11

5.   In light of recent events involving the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that one of the rigs operating in connection with one of your offshore projects is involved in an explosion or similar event in any of your offshore locations. For example, and without limitation, please address the following:

- Disclose the applicable policy limits related to your insurance coverage;

- Disclose your related indemnification obligations and those of any of the rig operators or your project partners, if applicable;

- Disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether any of the rig operators or your project partners would be obligated to indemnify you against any such claims;

- Clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects; and

- Provide further detail on the risks for which you are insured for your offshore operations.

6.   In this regard, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of an oil spill or leak from your offshore operations.

Business Overview, page 21

7.   We note your discussion of your 2008 - 2015 strategic plan. We further note that you furnished a 6-K on July 14, 2010 where you announced that you extended your strategic plan to 2020 and that you are now implementing the 2011 – 2020 strategic plan. Please tell us why you did not include disclosure regarding the new strategic plan in your annual report on Form 20-F.

 Compensation, page 94

8.   We note that you have omitted disclosure regarding compensation on an individual basis for directors and members of your administrative, supervisory or management bodies. Please expand your disclosure to provide such information, or explain why such disclosure is not required. See Item 6.B.1 of Form 20-F.

Loans to our Directors and Executive Officers, page 101

9.   We note that you provide loans to your executive officers. Please tell us how you have complied with Section 13(k) of the Exchange Act.

10.   Please clarify the interest rate payable on the loans to Messrs. Gutiérrez and Rosales. In that regard, we note that you have not defined the term "UVR." See Item 7.B.2 of Form 20-F.

Disclosure Controls and Procedures, page 122

11.   We note your disclosure regarding the conclusions of your chief executive officer and chief financial officer regarding the effectiveness of your "financial" disclosure controls

and procedures. Please disclose the conclusions of your officers regarding the effectiveness of your "disclosure controls and procedures" as such term is defined in Exchange Act Rule 13a-15(e).

12.   In light of the fact that a material weakness existed with respect to your process relating to the preparation and analysis of the differences existing between Colombian Government Entity GAAP and U.S. generally accepted accounting principles (US GAAP), please tell us the basis for your officers' conclusions that your disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report. Please explain how you determined that your process relating to the preparation and analysis of the differences between Columbian and US GAAP is not part of your disclosure controls and procedures. In addition, with a view toward disclosure, please describe to us your anticipated timeline for taking the remedial measures described at pages 123-124.

Financial Statements

Note 33 – Differences between Colombian Governmental Entity accounting principles and U.S. GAAP

C) 2. Supplemental consolidated condensed statements of income, page F-62

13.   We note non-operating expenses reported under Colombian GAAP include pension expenses, certain provisions and other miscellaneous income and expense described in footnotes 27 and 29 that would typically be classified in operating expenses when reported in accordance with U.S GAAP and Article 5 of Regulation S-X. Please provide the detail of the income and expense items that you have included in non-operating income, net in your U.S. GAAP consolidated statements of income and explain how you determined that your classification of these items as non-operating complies with U.S GAAP and Article 5 of Regulation S-X.

D) Summary of significant differences between Colombian Government Entity GAAP and U.S. GAAP and required U.S. GAAP disclosures

xvi. Asset Retirement Obligations, page F-91

14.   We note that for U.S. GAAP, your asset retirement obligation was revised upward by P\$666,706 (millions) in 2009, an amount that is equal to nearly 51% of the beginning asset retirement obligation as of January 1, 2009. Please revise your disclosure to explain why these revisions were necessary, and explain to us how you determined that the revisions represented a change in estimates.

Engineering Comments

Presentation of Information Concerning Reserves, page 4

15.   We note your statement, "Our hydrocarbon net proved reserves have been <u>audited</u> in 2009 by Ryder Scott, DeGolyer and MacNaughton and Gaffney, Cline & Associates (collectively, the "External Engineers") and their reserves reports are included as exhibits herein." We also note:

- Exhibit 99.1 begins, "At your request, Ryder Scott Company has prepared an <u>estimate</u> of the proved reserves, future production and income attributable to certain properties of Ecopetrol, as of December 31, 2009."

- Exhibit 99.2 begins "At the request of Ecopetrol, S.A. (Ecopetrol)…Gaffney Cline & Associates (GCA) has conducted an independent <u>audit</u> examination as of December 31, 2009 (the "effective date of our report") of the liquid hydrocarbons and natural gas reserves for the fields mentioned above.

- Exhibit 99.3 begins "Pursuant to your request, we have conducted a reserves <u>evaluation</u> of the net proved crude oil, condensate, and natural gas reserves, as of December 31, 2009, the effective date of this report, of certain selected properties in North America and South America owned by Ecopetrol S.A. (ECOPETROL)."

  Please amend your document here and on page F-113 and obtain modified engineering reports that disclose consistently the tasks performed by your external engineers. We have further comments pertaining to these engineering reports below.

Risk Factors, page 7

Our operations are subject to extensive regulation, page 9

16.   We note the statement, "We are required, as are all oil companies undertaking exploratory and production activities in Colombia, to pay a percentage of our production to the Government as royalties." Please tell us whether your disclosed oil and gas reserve figures are net of such royalties.

Information on the Company, page 20

Production Activities in Colombia, page 32

17.   Your footnote 3 states, "(3) Lifting costs per barrel are calculated based on total production, which includes royalties, and correspond to Ecopetrol's lifting costs on an unconsolidated basis." Instruction 5 to Item 1204 of Regulation S-K states "The average production cost, not including ad valorem and severance taxes, per unit of production should be computed using production costs disclosed pursuant to SFAS 69. Units of production should be expressed in common units of production with oil, gas, and other products converted to a common unit of measure on the basis used in computing amortization." Please:

- Reconcile to us your 2009 historical unit lift cost disclosure – Ps$17,825 or $8.27 per barrel - with the unit production cost derived from the 2009 Results of Operations on page F-112 and your 2009 net production from page F-115 – Ps$6,493,549 million/159.7 million BOE = Ps$40,661/BOE.

- Amend your document to comply with Item 1204.

- Reconcile to us the difference between your historical unit production costs – Ps$40,661/BOE – and the estimated future production cost from your standardized measure on page F-116 – Ps$36,994,366 million/1538 million BOE = Ps$24,054/BOE and amend your document if it is appropriate.

Production Acreage at December 31, 2009, page 33

18.   We note the presentation of "Developed and Undeveloped" acreage. Please separate the developed acreage from the undeveloped acreage as specified by paragraphs (a) and (b) of Item 1208 of Regulation S-K.

19.   Please expand your acreage table here to disclose material undeveloped acreage subject to expiration per Item 1208.

Reserves, page 39

20.   We note your statement that your year-end 2009 proved oil and gas reserves are 35% higher than those at year-end 2008 and your statement "The increase in our reserves in 2009 is mainly due to (i) revisions which include new development projects and reserves reclassification in our existing production fields and (ii) extensions and discoveries which include new acquisitions." With a view towards disclosure, please explain to us the nature of these increases and reconcile the increase to your proved reserves with the line item changes presented in FASB ASC subparagraphs 932-235-50-5(a)-(f). For example, "revisions" should refer to changes in estimates from prior year(s). Please also address

similar issues with your discussion of proved undeveloped reserve increases on page 43 and footnote (1) on page F-115.

Reserves, page 40

21.   Your statement, "The information presented below and elsewhere in this annual report referring to our 2009 net proved reserves estimates is based on those [External Engineers'] reports and on our own calculations for the remaining 3% of our hydrocarbon net proved reserves." implies that only 3% of your disclosed proved reserve figures were estimated by your internal engineers and the remainder was taken from the reports of your External Engineers. If true, please confirm this to us. If not true, please amend your document to clarify the sources of your proved reserve figures.

Notes to the Consolidated Financial Statements, page F-12

Reserve Information, page F-113

22.   We note your statement, "The use of the unweighted arithmetic average price of the first day of each month within the year, had an upward effect on reserves because the price was higher than the 2009 year-end prices applied under the previous rule." The 2009 year-end price for WTI crude oil is about $79/barrel while the 2009 first-of-the-month average is about $61/barrel. Please amend your document to disclose the correct result from using first of the month average oil prices.

Table v – Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein, page F-116, page F-116

23.   The three yearly amounts in the line item "Previously estimated development costs incurred during the period" are identical with the development cost figures presented in the Costs Incurred, Table ii, page F-112. Instead, these costs should be those that were previously estimated and included in the standardized measure calculation in prior years. Please amend your document to disclose the previously estimated costs that were incurred.

Exhibit 99.1

24.   Item 1202(a)(8) of Regulation S-K specifies disclosure items pertaining to third party engineering reports. Please obtain modification of this report so that it presents:

•   The proportion of your total proved undeveloped reserves that were examined; or the proved, proved developed and proved undeveloped oil and gas reserve figures resulting from the third party examination;

- The 12 month average benchmark product prices and the average adjusted prices used to determine reserves;

- A statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report;

- The methods other than performance that were used to perform reserve estimates;

- Justification for the term "generally accepted petroleum engineering and evaluation principles" with a citation/reference to a compilation of these principles. Alternatively, this term could be omitted.; and

- A statement disclosing whether the reserves are net of royalty due the government.

Exhibit 99.2

25.   Please obtain modification of this report so that it presents:

- The purpose for which the report was prepared;

- The 12 month average benchmark product prices and the average adjusted prices used to determine reserves; and

- A discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves.

Exhibit 99.3

26.   Please obtain modification of this report so that it presents:

- The purpose for which the report was prepared;

- The 12 month average benchmark product prices and the average adjusted prices used to determine reserves; and

- A statement disclosing whether the reserves are net of royalty due the government.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at (202) 551-3864 or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald Winfrey at (202) 551- 3701 if you have questions regarding engineering comments. Please contact Sean Donahue at (202) 551-3579, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any other questions.

Sincerely,

Roger Schwall
Assistant Director